02043306

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

TABLE OF CONTENTS

ITEM 1

PRESS RELEASE, DATED JULY 11, 2002

Contactos:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Página de Internet: http://www.gruma.com

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

Monterrey, N.L., México, 11 de julio del 2002

GRUMA ANUNCIA PREPAGO DE DEUDA POR US$50 MILLONES

El día de hoy GRUMA anunció que su situación financiera al 30 de junio del 2002, la cual será reportada durante la semana del 22 de julio, reflejará un prepago de deuda por US$50 millones que es parte del *tranche* de US$100 millones que vence en febrero del 2003. Este *tranche* de US$100 millones es a su vez parte del crédito sindicado por US$400 millones que vence en febrero del 2004.

El prepago de deuda por US$50 millones, que representa una reducción de 7% del total de la deuda, se efectuó utilizando recursos generados internamente y es resultado del esfuerzo continuo de GRUMA por incrementar la rentabilidad y reducir las inversiones, lo que ha llevado a mejorar en forma significativa la generación de efectivo.

La compañía espera continuar generando efectivo, el cual será utilizado para pagar parte del saldo restante de US$50 millones que vence en febrero del 2003. Se espera que cualquier porción que no se logre cubrir con dicha generación de efectivo será cubierta con recursos derivados de la venta de algunos activos no relacionados con el negocio principal de la compañía y, o, con el uso de líneas de crédito revolventes de largo plazo.

Fundada en 1949, GRUMA S.A. de C.V. ("GRUMA") es el productor más grande de harina de maíz y tortillas en el mundo. GRUMA se dedica principalmente a la producción, comercialización, distribución y venta de harina de maíz, tortilla empacada y harina de trigo. Con marcas líderes en la mayoría de sus mercados, GRUMA opera principalmente a través de las siguientes subsidiarias: Grupo Industrial Maseca, S.A. de C.V. (GIMSA), subsidiaria productora de harina de maíz en México la cual es 83% propiedad de GRUMA; Gruma Corporation, subsidiaria que produce harina de maíz y tortilla en los Estados Unidos y Europa, la cual es 100% propiedad de GRUMA; Gruma Centro América, subsidiaria productora de harina de maíz basada en Costa Rica, la cual es 100% propiedad de GRUMA; Molinera de México, subsidiaria productora de harina de trigo en México, la cual es 60% propiedad de GRUMA; Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA"), subsidiaria productora de tortilla empacada con operaciones en el norte de México, la cual es 100% propiedad de GRUMA. Adicionalmente, GRUMA tiene dos subsidiarias en Venezuela, MONACA y DEMASECA, las cuales, en conjunto, son la segunda mayor productora de harina de maíz y harina de trigo en Venezuela. GRUMA tiene sus oficinas corporativas en Monterrey, México, y cuenta con más de 15,000 empleados y 71 plantas. En el 2001, GRUMA tuvo ventas netas por US$1,900 millones. Para más información, visite www.gruma.com.

ENGLISH TRANSLATION OF
PRESS RELEASE, DATED JULY 11, 2002

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

Monterrey, N.L., México, July 11, 2002

GRUMA ANNOUNCES US$50 MILLION DEBT PREPAYMENT

GRUMA announced today that its financial position at June 30, 2002, which will be reported during the week of July 22nd, will reflect a US$50 million prepayment of the US$100 million tranche that becomes due in February 2003. This US$100 million tranche is part of the US$400 million syndicated loan due in February 2004.

This US$50 million prepayment, which represents a 7% reduction of total outstanding debt, was made with internally generated cash and is a result of GRUMA's continued focus on increasing profitability and reducing capital expenditures, which has significantly improved cash generation.

The company expects to continue generating cash, which will be applied to pay down part of the remaining US$50 million due in February 2003. Any remaining portion is expected to be paid with the proceeds from the sale of some minor non-core assets and, or, the use of long-term revolving credit lines.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), the company's 83%-owned corn flour subsidiary in Mexico; Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Gruma Centro América, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; Molinera de México, GRUMA's 60%-owned wheat flour subsidiary in Mexico; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also owns two subsidiaries in Venezuela, MONACA and DEMASECA, and is Venezuela's second-largest corn flour and wheat flour producer. Headquartered in Monterrey, Mexico, GRUMA has over 15,000 employees and 71 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.

ITEM 2
PRESS RELEASE, DATED JULY 16, 2002

Contactos:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Página de Internet:http://www.gruma.com

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

Monterrey, N.L., México, 16 de julio del 2002

GRUMA ANUNCIA RESULTADOS PRELIMINARES PARA EL SEGUNDO TRIMESTRE DEL 2002

El día de hoy GRUMA anunció sus resultados preliminares para el segundo trimestre del 2002.

- Se espera que las ventas netas del 2T02 sean similares a las del 2T01 y mayores que las del 1T02.
- Los resultados de operación del 2T02 continuarán mostrando mejoras significativas ya que se espera que la utilidad de operación aumente más de 20% en comparación con el 2T01 y 1T02.
- Adicionalmente, la compañía mostrará una mejora en su perfil de deuda como resultado de una reducción en la misma, la cual incluye el prepago por US$50 millones del *tranche* de US$100 millones que vence en febrero del 2003.

La compañía estima reportar sus resultados del segundo trimestre el próximo 24 de julio y sostener una llamada de conferencia para discutir los mismos el 25 de julio.

Fundada en 1949, GRUMA S.A. de C.V. ("GRUMA") es el productor más grande de harina de maíz y tortillas en el mundo. GRUMA se dedica principalmente a la producción, comercialización, distribución y venta de harina de maíz, tortilla empacada y harina de trigo. Con marcas líderes en la mayoría de sus mercados, GRUMA opera principalmente a través de las siguientes subsidiarias: Grupo Industrial Maseca, S.A. de C.V. (GIMSA), subsidiaria productora de harina de maíz en México la cual es 83% propiedad de GRUMA; Gruma Corporation, subsidiaria que produce harina de maíz y tortilla en los Estados Unidos y Europa, la cual es 100% propiedad de GRUMA; Gruma Centro América, subsidiaria productora de harina de maíz basada en Costa Rica, la cual es 100% propiedad de GRUMA; Molinera de México, subsidiaria productora de harina de trigo en México, la cual es 60% propiedad de GRUMA; Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA"), subsidiaria productora de tortilla empacada con operaciones en el norte de México, la cual es 100% propiedad de GRUMA. Adicionalmente, GRUMA tiene dos subsidiarias en Venezuela, MONACA y DEMASECA, las cuales, en conjunto, son la segunda mayor productora de harina de maíz y harina de trigo en Venezuela. GRUMA tiene sus oficinas corporativas en Monterrey, México, y cuenta con más de 15,000 empleados y 71 plantas. En el 2001, GRUMA tuvo ventas netas por US$1,900 millones. Para más información, visite www.gruma.com.

ENGLISH TRANSLATION OF
PRESS RELEASE, DATED JULY 16, 2002

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

Monterrey, N.L., México, July 16, 2002

GRUMA ANNOUNCES PRELIMINARY RESULTS FOR SECOND QUARTER 2002

GRUMA announced today its preliminary results for the second quarter 2002.

- Net sales for 2Q02 are expected to be comparable to that of 2Q01 and higher than 1Q02.
- Operating results for 2Q02 will continue to show significant improvement, as operating income is expected to increase over 20% versus both 2Q01 and 1Q02.
- Additionally, the company will also show an improved debt profile as a result of lower debt, which is mainly derived from the US$50 million prepayment of the US$100 million tranche due in February 2003.

The company expects to release its second quarter 2002 earnings report on July 24th and hold a conference call on July 25th.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), the company's 83%-owned corn flour subsidiary in Mexico; Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Gruma Centro América, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; Molinera de México, GRUMA's 60%-owned wheat flour subsidiary in Mexico; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also owns two subsidiaries in Venezuela, MONACA and DEMASECA, and is Venezuela's second-largest corn flour and wheat flour producer. Headquartered in Monterrey, Mexico, GRUMA has over 15,000 employees and 71 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date: July 18, 2002

By:______________________________
Raúl Cavazos Morales
Chief Financial Officer